May 28, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of TCW ETF TRUST, under the Exchange Act of 1934:

- TCW Transform 500 ETF
- TCW Transform Systems ETF
- TCW Transform Supply Chain ETF
- TCW Artificial Intelligence ETF
- TCW Compounders ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com